UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

        6-K Items

1. Press release re Attunity Reports First Quarter 2006 Results

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: May 4, 2006

For more information:
Andy Bailey, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
andy.bailey@attunity.com	ofer.segev@attunity.com

ATTUNITY REPORTS First Quarter 2006 Results
Attunity Sets All-time Q1 Sales Record

BURLINGTON MA, May 4, 2006 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise-class Integration Platforms for real-time and on-demand data integration, today reported its financial results for the first quarter ended March 31, 2006.

Financial Highlights for the First Quarter of 2006:

—	Revenues: $4,017,000, an increase of 4% compared to $3,859,000 in the first quarter of 2005.
—	Net Loss – GAAP: $1,033,000, a decrease of 5% compared to $1,085,000 in the first quarter of 2005. Equity based compensation expenses in the amount of $250,000 are being reported for the first time in the first quarter of 2006 GAAP results pursuant to SFAS 123®. This expense was not included in the 2005 results.
—	Net Loss – Non GAAP: $783,000, a decrease of 28% compared to $1,085,000 in the first quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses.
—	Loss per Diluted Share – GAAP: $0.06, compared to $0.07 in the first quarter of 2005. Equity based compensation expenses are included in the first quarter of 2006 GAAP results pursuant to SFAS 123®.
—	Loss per Diluted Share – Non GAAP: $0.04, compared to $0.07 in the first quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.

“I am pleased with our record-setting quarterly results, especially given the significant company change that we have started this quarter” stated Aki Ratner, Attunity CEO. “Having announced our major new product line, Attunity InFocus, at the end of last quarter, this has been the first quarter of actively selling it, and represents the beginning of the company transition from selling enabling technology to technical people to selling business solutions to business people.”

Highlights of the Quarter

—	Added first strategic financial services customer to Attunity InFocus customer base
—	License revenue increased 3% over the first quarter of 2005
—	Company transition started from technology-centric focus to solutions-centric focus
—	Three Business Intelligent companies chose Attunity AIS for legacy connectivity
—	Major customer wins across industry segments, as represented by: Sungard, Sprint, Raymond James and State Street Bank.

“In the first full quarter since we introduced Attunity InFocus, we have generated very significant interest and a growing pipe-line.” continued Mr. Ratner, “Now having also secured one of our first strategic customers in financial services, and ongoing opportunities in several other sectors, I believe that we are on-track and well positioned to turn that interest into further customer engagements in the quarters ahead.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Webcast on Thursday, May 4, 2006, at 10 a.m. EST. To participate in the call, U.S. callers can dial (866) 543-6403 and international callers can dial +1-617-213-8896 and enter the pass code 47924118 five minutes prior to the start time. The call will be available for replay through the end of May 11, 2006 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 12762357. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity
Attunity is a leading provider of enterprise-class data integration software – the Attunity Integration Suite (AIS). Using Attunity’s products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity software solutions are used world-wide for Data Warehousing, Operational Data Stores, and a variety of Information Integration initiatives, including service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP who embed Attunity software into their products and solution offerings.

Attunity also provides an exciting new breed of management application software – Attunity InFocus (AIF) – specifically architected to improve the daily operational actions of executives and business managers. The solution delivers an innovative approach to improving business operations by helping deliver “high-performance management”. Quickly and easily adaptable to the way business managers think and work at all levels, it improves they way operational actions are assessed, acted upon and followed up, in-context and in real-time.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update any information concerning any of its expectations.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,042	$1,635
Restricted cash	125	70
Trade receivables, net	2,689	2,308
Other current assets	964	1,269
Assets of discontinued operation	36	107

Total current assets	6,856	5,389

LONG-TERM PREPAID EXPENSES	189	175

SEVERANCE PAY FUND	722	705

PROPERTY AND EQUIPMENT, NET	963	751

OTHER ASSETS, NET	10,391	10,335

Total assets	$19,121	$17,355

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$2,031	$41
Trade payables	862	758
Deferred revenues	2,293	2,440
Employees and payroll accruals	912	1,163
Accrued expenses and other liabilities	1,740	1,890
Liabilities of discontinued operation	5	36

Total current liabilities	7,843	6,328

LONG-TERM LIABILITIES:
Long-term debts	779	684
Accrued severance pay	1,021	1,043

Total long-term liabilities	1,800	1,727

SHAREHOLDERS' EQUITY:
Share capital	595	584
Additional paid-in capital	94,479	93,355
Accumulated other comprehensive loss	(436)	(512)
Accumulated deficit	(85,160)	(84,127)

Total shareholders' equity	9,478	9,300

Total liabilities and shareholders' equity	$19,121	$17,355

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2006	2005
	Unaudited

Revenues:
Software licenses	$2,315	$2,258
Maintenance and services	1,702	1,601

	4,017	3,859

Operating expenses:
Cost of revenues	623	874
Research and development, net	977	569
Selling and marketing	2,443	2,321
General and administrative	788	578

Total operating expenses	4,831	4,342

Operating loss	(814)	(483)

Financial expenses, net	(200)	(225)
Other expenses	-	(14)

Loss before income taxes	(1,014)	(722)
Taxes on income	(19)	(13)

Loss from continued operations	(1,033)	(735)
Discontinued operations:
Loss on disposal of segment, net of income taxes	-	(350)

Net loss	$(1,033)	$(1,085)

Basic and diluted net loss per share from continued operations	$(0.06)	$(0.05)

Basic and diluted net loss per share from discontinued operations,
net of income taxes	$-	$(0.02)

Basic and diluted net loss per share	$(0.06)	$(0.07)

Weighted average number of shares used in computing basic and
diluted net loss per share	17,484	16,176

NON GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2006	2005
	Unaudited

Revenues:
Software licenses	$2,315	$2,258
Maintenance and services	1,702	1,601

	4,017	3,859

Operating expenses:
Cost of revenues	623	874
Research and development, net	920	569
Selling and marketing	2,386	2,321
General and administrative	652	578

Total operating expenses	4,581	4,342

Operating loss	(564)	(483)

Financial expenses, net	(200)	(225)
Other expenses	-	(14)

Loss before income taxes	(764)	(722)
Taxes on income	(19)	(13)

Loss from continued operations	(783)	(735)
Discontinued operations:
Loss on disposal of segment, net of income taxes	-	(350)

Net loss	$(783)	$(1,085)

Basic and diluted net loss per share from continued operations	$(0.04)	$(0.05)

Basic and diluted net loss per share from discontinued operations,
net of income taxes	$-	$(0.02)

Basic and diluted net loss per share	$(0.04)	$(0.07)

Weighted average number of shares used in computing basic and
diluted net loss per share	17,484	16,176

RECONCILIATION BETWEEN GAAP TO NON GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31, 2006
	GAAP	Adjustments	Non GAAP
	Unaudited

Revenues:
Software licenses	$2,315	$-	$2,315
Maintenance and services	1,702	-	1,702

	4,017	-	4,017

Operating expenses:
Cost of revenues	623	-	623
Research and development, net	977	57 *)	920
Selling and marketing	2,443	57 *)	2,386
General and administrative	788	136 *)	652

Total operating expenses	4,831	250	4,581

Operating loss	(814)	(250)	(564)

Financial expenses, net	(200)	-	(200)
Other expenses	(-)	-	(-)

Loss before income taxes	(1,014)	(250)	(764)
Taxes on income	(19)	-	(19)

Loss from continued operations	(1,033)	(250)	(783)
Discontinued operations:
Loss on disposal of segment, net of income taxes	(-)	(-)	(-)

Net loss	$(1,033)	$(250)	$(783)

Basic and diluted net loss per share from continued operations	$(0.06)	$(0.02)	$(0.04)

Basic and diluted net loss per share from discontinued operations,
net of income taxes	$-	$-	$-

Basic and diluted net loss per share	$(0.06)	$(0.02)	$(0.04)

Weighted average number of shares used in computing basic and
diluted net loss per share	17,484	17,484	17,484

*)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified–prospective transition method.